October 15, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593) (the “Fund”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding recent tender offer filings made by the Fund. Below, we set forth our responses to your comments. All page numbers and sections referenced below refer to the tender offer documents filed by the Fund on July 16, 2010 (File No. 005-79001). Any changes to be made in response to your comments will be made in subsequent filings for tender offers to be conducted by the Fund, starting with the Fund’s tender offer filings on October 15, 2010.

OFFER TO PURCHASE

Comment 1.	The third bullet on page B-7 states that “to the extent that total Interests subject to tender requests from Limited Partners comprise less than 10% of the net assets of the Fund as of the Valuation Date, the Fund shall be entitled to decrease the 25% balance maintenance requirement described above uniformly for all tendering Limited Partners whose tender requests were limited by it (any such potential decrease a “Minimum Percentage Balance Decrease”).” Please revise the language to clarify whether a Minimum Percentage Balance Decrease will be applied automatically by the Fund if the above conditions are met, or whether the Fund retains the discretion whether or not to apply a Minimum Percentage Balance Decrease in such circumstances.

Response 1. The language has been revised to clarify that if the above conditions are met, the Fund may, in its discretion, apply a Minimum Percentage Balance Decrease.

As you have requested and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669, or me at (610) 940-4639. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

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